Exhibit 4.28

English Translation

Letter of Undertaking

I, Xiongfei Liu, (a PRC Citizen, ID No.: 440223199012100518), as a shareholder of Shenzhen Lanyue Internet Technology Co., Ltd (Registered No.: 440301107431193, Registered Address: 1085-1086, Shangshuyuan Commerce Podium Building, Meilin Road, Meilin Sub-district, Futian District, Shenzhen, “Lanyue”), hold 1% equities of the company.

Whereas,

(1). Ken Jian Xiao (a PRC Citizen, ID No.: 440203197910206133, the “Borrower”) is a shareholder owning the remaining 99% equities of Lanyue, and entered into the Individual Loan Agreement with Huiyou Digital (Shenzhen) Ltd. (Registered No.: 440301503232643, Registered Address: 13e, 13th Floor, B Block, Shenye Tairan Xuesong Building, Tairan Industry Park, Futian District, Shenzhen, the “Lender”) on 10 September 2013, pursuant to which the Borrower borrows RMB 10 million yuan (“Loan”) from the Lender for the purpose of contribution to registered capital (including the repayment of other funds that are raised to contribute to the registered capital) for its normal business operation and expansion.

(2). I am fully aware of the circumstance set out in the above Paragraph (1) as well as the terms and conditions of the Loan Agreement.

I hereby solemnly undertake to the Borrower and the Lender that:

1.	On the date as required by the Lender, I will sign the Option Agreement, Voting Proxy Agreement and Equity Pledge Agreement to the satisfaction of the Lender under the same terms and conditions as those of the Option Agreement, Voting Proxy Agreement and Equity Pledge Agreement that the Lender signed with the Borrower, so as to (a) entitle the Lender to purchase all the equities that I hold in Lanyue pursuant to the Option Agreement in the future, (b) delegate the authority to the Lender to exercise the shareholder’s voting right and management right with respect to Lanyue on behalf of me, and (c) pledge all the equities that I hold in Lanyue in favor of the Lender to secure the repayment obligations of the Borrower owed to the Lender.

2.	In the event that the Borrower elects to transfer 99% equities of Lanyue held by him to the Lender and/or other companies or individuals designated by the Lender with the lowest price permitted by then-current PRC laws as the consideration in accordance with Article 7.6 of the Loan Agreement to perform its obligations of repayment owed to the Lender, I will (a) unconditionally and irrevocably agree to such equity transfer by the Borrower, and waive any right of first refusal to such transferred equities, and (b) upon the request of the Borrower and/or the Lender, transfer 1% equities of Lanyue held by me to the Lender and/or other companies or individuals designated by the Lender with the lowest price permitted by then-current PRC laws as the consideration, and other terms and conditions applicable to such transfer shall be the same as those applicable to the equity transfer by the Borrower.

3.	Upon the request of the Borrower and/or the Lender, I will sign all such reasonable and necessary documents (including but not limited to the documents whereby I agree to the Borrower’s transfer of 99% equities in Lanyue and waive the right of first refusal, the agreement whereby I transfer my 1% equities in Lanyue to the Lender, and relevant documents of title transfer and industrial and commercial registration, etc.), go through all such reasonable and necessary procedures (including but not limited to the industrial and commercial registration procedures for the equity transfer, etc.), provide all such reasonable and necessary assistance and cooperation for the Borrower and the Lender, and take all other reasonable and necessary actions as required to accomplish the transaction and purpose set out in the above Paragraph 2,

4.	Once executed, this Letter of Undertaking shall take effect as of 1 September 2013.

In witness whereof, I have signed this Letter of Undertaking on the date set out below.

/s/ Xiongfei Liu
Xiongfei Liu

16 September 2013

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